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16021707

SEC
Mail Processing
Section

AUG 29 2016

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67928

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 6/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: SpreadZero LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Park Avenue South, Suite 1300
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth George — (603) 380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners LLC
(Name - if individual, state last, first, middle name)

6 E 45th Street	New York	NY	10007
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kenneth George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SpreadZero LLC, as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New Hampshire
County of Rockingham

Signed or attested before me on 25 Aug. 2016

by Kenneth George



Kenneth George, CFO/FINOP



Notary Public

EDWIN V. MELIN, Notary Public
My Commission Expires January 25, 2017

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(ii) exemption.
(x)	(p)	Management's assertion letter regarding (k)(2)(ii) exemption.

SPREADZERO LLC

FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITOR'S REPORT

JUNE 30, 2016

SPREADZERO LLC
Table of Contents
June 30, 2016



Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of SpreadZero LLC

We have audited the accompanying financial statements of SpreadZero LLC (a Delaware limited liability corporation and wholly-owned subsidiary of SpreadZero Inc.), which comprise the statement of financial condition as of June 30, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. SpreadZero LLC's management is responsible for these financial statements and supplemental information. Our responsibility is to express an opinion on these financial statements and supplemental information based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of SpreadZero LLC as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not generated revenue, has experienced losses since inception and has limited cash on hand. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

The Schedule I, Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of SpreadZero LLC's financial statements. The supplemental information is the responsibility of SpreadZero LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adeptus Partners LLC

New York, New York
August 25, 2016

Offices:
New York City
Long Island
New Jersey

SpreadZero LLC
(A Wholly-Owned Subsidiary of SpreadZero Inc.)
(A Development Stage Company)
Statement of Financial Condition
June 30, 2016

ASSETS		
Cash	$	46,920
Other assets		2,093
TOTAL ASSETS	$	49,013
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses	$	9,300
Member's Equity		
Member's capital		620,145
Deficit accumulated in the development stage		(580,432)
Total member's equity		39,713
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	49,013

The accompanying notes are an integral part of this financial statement.

SpreadZero LLC
(A Wholly-Owned Subsidiary of SpreadZero Inc.)
(A Development Stage Company)
Statement of Operations
For the Year Ended June 30, 2016

Revenues		$ -
Expenses		
Regulatory fees	$ 2,400	
Professional services	45,000	
Rent	4,800	
General and administrative	840	
Total expenses		53,040
Net loss		$ (53,040)

The accompanying notes are an integral part of this financial statement.

SpreadZero LLC
(A Wholly-Owned Subsidiary of SpreadZero Inc.)
(A Development Stage Company)
Statement of Changes in Member's Equity
For the Year Ended June 30, 2016

Balance - July 1, 2015	$	18,173
Capital contributions for expenses - non-cash for the year ended June 30, 2016		54,580
Capital contribution - cash		20,000
Net loss		(53,040)
Balance - June 30, 2016	$	39,713

The accompanying notes are an integral part of this financial statement.

SpreadZero LLC
(A Wholly-Owned Subsidiary of SpreadZero Inc.)
(A Development Stage Company)
Statement of Cash Flows
For the Year Ended June 30, 2016

Cash flows from operating activities:	
Net loss	$ (53,040)
Adjustments to reconcile net loss to net cash used in operating activities:	
Allocation of Company expenses contributed by Parent as capital	54,580
Net change in operating assets and liabilitites:	
Decrease in other assets	600
(Decrease) in accrued expenses	(2,200)
Net cash used in operating activities	(60)
Cash flows from financing activities:	
Capital contribution	20,000
Net increase in cash	19,940
Cash, beginning of year	26,980
Cash, end of year	$ 46,920
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITY:	
Contribution of amounts due to Parent to capital	$ 54,580

The accompanying notes are an integral part of this financial statement.

SPREADZERO LLC
(A WHOLLY-OWNED SUBSIDIARY OF SPREADZERO INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2016

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

SpreadZero LLC (the "Company"), a wholly owned subsidiary of SpeadZero Inc., formerly SpreadZero Holdings Inc. (the Parent) was formed as a limited liability company in Delaware on October 23, 2007. The Company was formed to engage in the management of its Parent's proprietary trading platform for debt and equity securities.

The Company has been in the development stage since its formation and has not yet generated any revenue. The Company has had limited expenses consisting of start-up related activities. The Company is behind schedule for launching. The delay is due to the Parent refining the software for the trading platform. The Company has not determined when it will begin operations. As such, the Company is considered to be a development stage enterprise.

On January 1, 2009 the Company became a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc.

(b) ACCOUNTING BASIS

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(c) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(e) INCOME TAXES

The Company is not subject to income taxes. The member reports its distributive share of income or loss on their own tax return. The tax years that remain subject to examination by taxing authorities are 2015, 2014 and 2013.

(f) START-UP AND ORGANIZATIONAL COSTS

Start-up and organizational costs are expensed as incurred.

(g) SUBSEQUENT EVENTS

For the year ended June 30, 2016, the Company has evaluated subsequent events for potential recognition or disclosure through August ___, 2016, the date the financial statements were available for issuance.

Note 2. CURRENT OPERATING ENVIRONMENT

To date, the Company has not generated revenue, has experienced losses since inception and has limited cash on hand. Collectively, these factors raise substantial doubt about the Company's ability to continue as a going concern.

Management believes that its Parent will provide it with additional capital on an as-needed basis in the form of either loans or additional capital contributions to ensure that it is able to continue its operations. The Parent, however, may not have sufficient cash flows to provide such funds without raising additional capital for itself. In the event the Company is unable to obtain additional financing, there is no assurance that the Company will be able to continue as a going concern.

The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2016, the Company had net capital and net capital requirements of $37,620 and $5,000, respectively. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of June 30, 2016, the Company's net capital ratio was .25 to 1.

The Company operates pursuant to the exemption in SEC Rule 15c3-3(k)(2)(ii).

Note 4. CASH CREDIT RISK CONCENTRATION

The Company maintains an account in a bank located in the New York area that is covered by federal insurance at June 30, 2016.

Note 5. COMMITMENTS AND CONTINGENCIES

In addition, the Company could become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any legal proceedings would be covered by the Company's insurance policies, subject to normal deductibles, and accordingly, would not have a material effect on the Company's financial position or results of operations.

SPREADZERO LLC
(A WHOLLY-OWNED SUBSIDIARY OF SPREADZERO INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2016

Note 6. RELATED PARTY TRANSACTIONS

The Company's operating expenses are allocated from its Parent pursuant to an expense sharing agreement. Pursuant to such arrangement, the Company is allocated its share of certain Parent operating costs monthly based upon usage and the mutual agreement of the Company and its Parent. The Parent also pays for certain professional fees on behalf of the Company. For the year ended June 30, 2016, the allocation of Company expenses contributed by its Parent as capital was $54,580.

The Company is charged a certain percentage of rent based on office space used from its Parent on a monthly basis. Total rent expense for the year was $4,800.

Note 7. FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include • quoted prices for similar assets or liabilities in active markets; • quoted prices for identical or similar assets or liabilities in inactive markets; • inputs other than quoted prices that are observable for the asset or liability; • inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the assets or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to fair value measurements.

Other assets, as well as liabilities of a current maturity, approximate fair value due to their short-term nature.

SUPPLEMENTAL INFORMATION

SpreadZero LLC
(A Wholly-Owned Subsidiary of SpreadZero Inc.)
(A Development Stage Company)
Schedule I - Computation of Net Capital Pursuant to SEC Uniform Net Capital Rule 15c3-1
June 30, 2016

Credit:		
Member's Equity	$	39,713
Debits:		
Nonallowable assets:		
Other assets		2,093
Total debits		2,093
Net capital before haircuts		37,620
Haircuts on securities positions		-
Net Capital		37,620
Minimum requirements of 6-2/3% of aggregate indebtedness of $9,300 or SEC requirement of $5,000, whichever is greater		5,000
Excess net capital	$	32,620
Aggregate Indebtedness:		
Accrued expenses		9,300
Total aggregate indebtedness	$	9,300
Ratio of Aggregate Indebtedness to Net Capital		.25 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submittted by the Company with the unaudited Form X-17A-5 as of June 30, 2016.



Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of SpreadZero LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SpreadZero LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which SpreadZero LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(ii)) (the "exemption provisions") and (2) SpreadZero LLC stated that SpreadZero LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SpreadZero LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SpreadZero LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners LLC

New York, New York
August 25, 2016

Offices
New York City
Long Island
New Jersey


>O< SpreadZero
LIQUIDITY.PRICE.

STATEMENT OF EXEMPTION FROM SEC 15c3-3

SpreadZero LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the company states the following:

(1) The Company may file an Exemption Report because the company had no obligation under 17 C.F.R §240.15c3-3.
(2) The Company had no obligation under 17 C.F.R §240.15c3-3 throughout the most recent fiscal year without exception.

I, Kenneth George, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

Kenneth George, CFO/FINop
August 23, 2016